1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 14, 2024

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
File Nos. 333-164077; 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 94 (“PEA 94”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 96 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 23, 2024. PEA 94 was filed to register shares of the PIMCO REALPATH® Blend 2070 Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 94. All references to “Fund” refer only to the Fund, unless noted otherwise.

General

Comment 1: Please confirm that all such information noted “to be updated by subsequent amendment” will be updated in the amendment to this filing.

Response: All information noted “to be updated by subsequent amendment” will be updated in the definitive post-effective amendment for this purpose is expected to be filed and effective on or about November 22, 2024 (“PEA 96”).

Prospectus

Comment 2: In the “Investment Objective” section of the summary portion of the Prospectus, please consider defining “total return” (e.g. capital appreciation and income).

Response: The Registrant has added the following sentence to the Fund’s “Principal Investment Strategies” section of the summary portion of the Prospectus:

The “total return” sought by the Fund generally may consist of income earned on the Fund’s investments, plus capital appreciation, if any, which may arise from decreases in interest rates,

Anu Dubey November 14, 2024 Page 2

foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

Comment 3: Please bold the second sentence in the “Fees and Expenses of the Fund” section in accordance with Item 3 of Form N-1A.

Response: Comment accepted.

Comment 4: Provide supplementally the completed fee table and expense examples in its entirety.

Response: The Registrant has provided what is expected to be the Fund’s completed fee table and expense examples as Attachment A to this response.

Comment 5: Footnote 2 to the fee table relates to interest expense. This footnote is neither permitted nor required by Form N-1A. Please move this information out of the summary prospectus. See General Instruction C(3)(b) of Form N-1A.

Response: The Registrant has reviewed this footnote in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote, consistent with the Staff’s request provided as a comment to the 2016 annual update of the PIMCO Funds’ registration statement.1 However, the Registrant respectfully declines to delete this footnote in its entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.2

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in

[1]	See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[2]	See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018); Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Equity Series’ Post-Effective Amendment No. 90, at comment 2 (Nov. 4, 2022).

[3]	See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Anu Dubey November 14, 2024 Page 3

the Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnotes describing the relevant Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact

[4]	New Disclosure Option for Open-End Management Investment Companies, SEC Rel. No. IC-23065 at 31 (Jun. 1, 1998).
[5]	Id. at 16-17.

Anu Dubey November 14, 2024 Page 4

covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Funds’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 6: For footnote 3 to the fee table, confirm that the date to be inserted will be at least one year from the effective date of the Prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which the expense limitation agreement (“Expense Limitation Agreement”) is effective will be at least one year from the effective date of the Fund’s Prospectus.

Comment 7: For footnote 3 to the fee table, please disclose who can terminate the waiver agreement. Instruction 3(e) to Item 3 of Form N-1A.

Response: Under the terms of the Expense Limitation Agreement, only the Board of Trustees of the Registrant may terminate the Expense Limitation Agreement prior to the then-current term of the Expense Limitation Agreement, and the current disclosure notes PIMCO’s ability to terminate the Expense Limitation Agreement and the circumstances under which PIMCO may terminate. In accordance with General Instruction (C)(1) of Form N-1A, as the Expense Limitation Agreement is beneficial to the Fund, the Registrant does not believe that disclosing the ability of the Board of Trustees to terminate the Expense Limitation Agreement would be helpful to investors and, instead, could result in investor confusion.

Comment 8: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, please disclose the credit quality guideline with respect to the Fixed Income Instruments, including high yield securities, in which the Fund will invest as part of its principal investment strategies.

Anu Dubey November 14, 2024 Page 5

Response: Comment accepted. The Registrant has added the following disclosure to the “Principal Investment Strategies” section of the summary portion of the Prospectus (new language bold and underlined):

The Fund seeks to achieve its investment objective by investing under normal circumstances in a combination of affiliated and unaffiliated funds that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), equity securities, Fixed Income Instruments of varying maturities and credit qualities, or related derivatives on any of the preceding securities mentioned.

Comment 9: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, please identify the types of derivatives in which the Fund will invest as part of its principal investment strategies.

Response: Comment accepted. The Registrant has added the following disclosure to the “Principal Investment Strategies” section of the summary portion of the Prospectus (new language bold and underlined):

The Fund seeks to achieve its investment objective by investing under normal circumstances in a combination of affiliated and unaffiliated funds that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), equity securities, Fixed Income Instruments of varying maturities and credit qualities, or related derivatives, such as options, futures contracts, or swap agreements, on any of the preceding securities mentioned.

Comment 10: Given that the Fund includes Small-Cap and Mid-Cap Company Risk as a principal risk of the Fund, please add “U.S. mid-cap equities” to the Fund’s “glide path”.

Response: The Registrant respectfully declines to revise the Fund’s glidepath, which does not target exposure to equities categorized in the glide path as U.S. mid-cap equities at the present time. The Registrant will also retain the Small-Cap and Mid-Cap Company Risk disclosure as the glide path may target U.S. mid-cap equities in the future.

Comment 11: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that “[a]s part of its investment process, PIMCO expects to seek to reduce exposure to certain risks by implementing various hedging transactions”. Please describe the Fund’s hedging transactions with more specificity.

Response: Comment accepted. The Registrant has added the following disclosure to the “Principal Investment Strategies” section of the summary portion of the Prospectus (new language bold and underlined; deleted language struck through):

As part of its investment process, PIMCO may ~~expects~~ to seek to reduce exposure to certain risks by implementing various hedging transactions. These hedging transactions seek to reduce the Fund’s exposure to certain severe, unanticipated market events that could significantly detract from returns. PIMCO may ~~intends to~~ utilize these hedging transactions, such as through the use of equity index put options, ~~once the Fund is within 10 years of the target~~

Anu Dubey November 14, 2024 Page 6

~~retirement date or~~ at such ~~other~~ times as deemed appropriate by PIMCO. However, there can be no assurance that the Fund’s hedging transactions will be effective.

Comment 12: Since the following risks are listed as principal risks of the Fund, please add corresponding disclosure in the Fund’s Principal Investment Strategies:

•	Value Investing Risk
•	Mortgage-Related and Other Asset-Backed Securities Risk
•	Sovereign Debt Risk
•	Short Exposure Risk
•	Convertible Securities Risk
•	Real Estate Risk
•	Emerging Markets Risk

Response: The Fund is expected to invest in various Acquired Funds, including Underlying PIMCO Funds, each of which is subject to its own principal risks by virtue of its respective investment objective and strategies. To the extent the Fund invests in a particular Underlying PIMCO Fund, the Fund may be exposed to the principal risks of that Underlying PIMCO Fund. Accordingly, certain risks included in the Fund’s Principal Risks are principal risks of the Fund due to its potential investment in Underlying PIMCO Funds that are subject to such risks. Because the Fund’s investment in Underlying PIMCO Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 13: In the “Principal Risks – Leveraging Risk” section of the summary portion of the Prospectus, the Fund references reverse repurchase agreements, loans of portfolio securities and the use of when-issued, delayed delivery or forward commitment transactions, but does not include corresponding disclosure in the Principal Investment Strategies. If reverse repurchase agreements, loans of portfolio securities and the use of when-issued, delayed delivery or forward commitment transactions are not part of the Fund’s principal investment strategies, please tailor the risk factor to only reference the types of leverage the Fund will principally engage in. See ADI 2019-08 - Improving Principal Risks Disclosures.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not consider loans of portfolio securities or the use of when-issued, delayed delivery or forward commitment transactions to be part of the Fund’s principal investment strategies, but notes that loans of portfolio securities or the use of when-issued, delayed delivery or forward commitment transactions may contribute to leveraging risk. To the extent that reverse repurchase agreements are part of the Fund’s principal investment strategies, the Registrant notes that “Fixed Income Instruments,” as used in the Fund’s Principal Investment Strategies, is later defined in the statutory prospectus to include reverse repurchase agreements on Fixed Income Instruments.

Comment 14: In the “Sales Charges – Initial Sales Charges-Class A Shares – Sales at Net Asset Value” section of the Prospectus, the disclosure indicates that an initial sales charge may be waived for purchases by retirement plans that are maintained or sponsored by financial firms, provided that the financial firms have entered into an agreement with the Distributor related to such plans. Please identify such financial firms by name in this section of the prospectus or disclose that they are identified in Appendix B. See Item 12(a)(2) of Form N-1A and IM Guidance Update 2016-06.

Anu Dubey November 14, 2024 Page 7

Response: The Registrant notes that this disclosure describes a waiver that is made available to all financial firms that have entered into agreements with the Fund’s Distributor. The waiver is not specific to a particular financial firm. The Registrant therefore respectfully asserts that additional disclosure is not required.

Comment 15: In the “Sales Charges – Reductions and Waivers of Initial Sales Charges” section of the Prospectus, the disclosure indicates that CDSCs on certain shares may be waived for redemptions by (i) retirement plans that are maintained or sponsored by financial firms, provided that the financial firms “have entered into an agreement with the Distributor related to such plans”; and (ii) shareholders who participate through certain retirement plans that are clients of financial firms “with which the Distributor has an agreement with respect to such purchases.” Please identify such financial firms by name in this section of the prospectus or disclose that they are identified in Appendix B. See Item 12(a)(2) of Form N-1A and IM Guidance Update 2016-06.

Response: The Registrant notes that this disclosure describes a waiver that is made available to all financial firms that have entered into agreements with the Fund’s Distributor. The waiver is not specific to a particular financial firm. The Registrant therefore respectfully asserts that additional disclosure is not required.

Comment 16: The “Reductions and Waivers of Initial Sales Charges and CDSCs” section of the Prospectus includes the following disclosure:

In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

Please disclose how an investor would determine eligibility at the time of purchase for a CDSC waiver based on whether the distributor paid an amount to the broker-dealer. See Instruction 1 to Item 12(a) of Form N-1A.

Response: Item 12(a)(2) of Form N-1A requires that a fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”6

The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described. The Registrant believes that its existing disclosure, including additional disclosure in the SAI, is appropriately responsive to the above-mentioned disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing applicable waivers for front-end sales loads and contingent deferred sales charges.

[6]	See Disclosure of Breakpoint Discounts by Mutual Funds, SEC Rel. No. IC-26464 (June 14, 2004).

Anu Dubey November 14, 2024 Page 8

Comment 17: In the “Management of the Fund – Distribution and Servicing (12b-1) Plans” section of the Prospectus, please revise the disclosure to clarify that because 12b-1 fees are paid out of fund assets on an ongoing basis over time these fees will increase the cost of an investment and may cost more over time than other types of sales charges. See Item 12(b)(2) of Form N-1A.

Response: Comment accepted. The Registrant has revised the disclosure to add the following:

Because distribution fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than other types of sales charges, such as sales charges that are deducted at the time of investment.

Comment 18: In the “Other Payments to Financial Firms” and “Purchases, Redemptions and Exchanges – Exchanging Shares” sections of the Prospectus, please delete references to Class C shares as the Fund does not have Class C shares.

Response: Comment accepted. The Registrant has deleted references to Class C shares.

Statement of Additional Information

Comment 19: An SAI should be dated with a single date that is approximately the effective date of the registration statement. On the cover page of the SAI, delete the reference to “as supplemented [ ]” and confirm that the date used approximates the effective date of the registration statement. See Rule 423 under the 1933 Act and General Instruction (C)(3)(e) of Form N-1A.

Response: The Registrant acknowledges the Staff’s request to date any SAI included in post-effective amendments to its registration statement as of the date the amendment will become effective. As noted above, the sole purpose of PEA 94 was to register shares of the Fund, a new series of the Registrant. In lieu of creating a standalone new SAI solely for the addition of the Fund, the Registrant updated its existing SAI, dated October 30, 2023, to add the Fund. PEA 96 is expected to be filed and effective on or about November 22, 2024. If effective on that date, the Prospectus in PEA 96 will be dated “October 31, 2024 (as supplemented November 22, 2024).” Just as in PEA 94, the SAI in PEA 96 will include the existing PIMCO REALPATH® Blend Funds in addition to the shares of the Fund for which PEA 94 was filed, and PEA 96 will be filed under the EDGAR identifiers for the Fund only and not all of the other funds that are included in the Prospectus and SAI. This is being done for administrative convenience in recognition of the fact that the Registrant intends to offer shares of the Fund, together with the other PIMCO REALPATH® Blend Funds, through the existing October 31, 2024 SAI, not in a new standalone SAI dated on or about November 22, 2024.

An alternative approach would have been to draft and file a new standalone SAI solely for the shares of the Fund, via a post-effective amendment dated on or about November 22, 2024, or such later effective date that may be designated through a subsequent post-effective amendment filing, and immediately supersede that filing with a 497 filing incorporating the Fund within the existing October 31, 2024 SAI with a dating convention of “October 31, 2024 (as supplemented November 22, 2024).” In other words, two different sets of SAIs would be created, one of which would be used solely for PEA 96 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. The Registrant respectfully asserts that such

Anu Dubey November 14, 2024 Page 9

alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the SAI within PEA 96 was dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 94 is appropriate as is.

Comment 20: Item 14(a)(3)(iii) of Form N-1A requires disclosure on the cover of the SAI of information incorporated by reference into the SAI. Please add required disclosure on the cover page of the SAI.

Response: Comment accepted. The required disclosure will be added to PEA 96.

Comment 21: The “Investment Restrictions – Fundamental Investment Restrictions” section states:

The investment objective of each of the following Funds, as set forth in the Prospectuses under the heading “Investment Objective,” together with the investment restrictions set forth below, is a fundamental policy of that Fund and may not be changed with respect to a Fund without shareholder approval by vote of a majority of the outstanding shares of that Fund:

Please revise the disclosure to set forth what constitutes a “majority” in the context of this sentence and pursuant to the 1940 Act. See Item 16(c)(2) of Form N-1A.

Response: Comment accepted. The Registrant has added the following disclosure to the SAI (new language bold and underlined):

The investment objective of each of the following Funds, as set forth in the Prospectuses under the heading “Investment Objective,” together with the investment restrictions set forth below, is a fundamental policy of that Fund and may not be changed with respect to a Fund without shareholder approval by vote of a majority of the outstanding shares of that Fund. For purposes of the foregoing, “majority of the outstanding shares,” means (i) 67% or more of the shares present at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (ii) more than 50% of the outstanding shares, whichever is less.

Comment 22: The “Investment Restrictions – Non-Fundamental Investment Restrictions” section states:

With respect to investments in other investment companies by the PIMCO REALPATH® Blend Funds, the Trust takes the position that investments in other investment companies are not considered an investment in a particular industry, and portfolio securities held by other investment companies in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Fund’s policy on concentration.

Please revise the disclosure to note that the REALPATH® Blend Funds consider the portfolio holdings of all underlying funds in which they invest for purposes of the REALPATH® Blend Funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The PIMCO REALPATH® Blend Funds (collectively, the “Funds of Funds,” and each, a “Fund of Funds”) disclose

Anu Dubey November 14, 2024 Page 10

that they do not treat investments in other investment companies as an investment in a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance. Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund of Funds makes direct investments in securities and instruments not issued by other investment companies, such Fund of Funds will consider the industries to which such direct investments belong for purposes of applying the Fund of Funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO Preferred and Capital Securities Fund), the Fund of Funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the Funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the Funds of Funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the applicable Fund of Funds’ concentration policy.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:   Ryan G. Leshaw, Pacific Investment Management Company LLC

    Timothy A. Bekkers, Pacific Investment Management Company LLC

    Sonia E. Bui, Pacific Investment Management Company LLC

    Douglas P. Dick, Dechert LLP

Anu Dubey November 14, 2024 Page 11

Attachment A

Shareholder Fees (fees paid directly from your investment):

	Inst Class	Class A

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	5.50%

Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the original purchase price or redemption price)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Inst Class	Class A

Management Fees	0.05%	0.25%

Distribution and/or Service (12b-1) Fees	N/A	0.25%

Other Expenses(1)	0.17%	0.17%

Acquired Fund Fees and Expenses(2)	0.10%	0.10%

Total Annual Fund Operating Expenses	0.32%	0.77%

Fee Waiver and/or Expense Reimbursement (3)	(0.17)%	(0.17)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.15%	0.60%

(1)	“Other Expenses” reflect estimated organizational expenses for the Fund’s first fiscal year.

(2)	Acquired Fund Fees and Expenses are based on estimated amounts for the Fund’s first fiscal year and include interest expense of the Underlying PIMCO Funds of 0.03%. Interest expense can result from certain transactions within the Underlying PIMCO Funds and is separate from the management fees paid to PIMCO. Excluding interest expense of the Underlying PIMCO Funds, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement are 0.12% and 0.57% for Institutional Class and Class A shares, respectively.

(3)	PIMCO has contractually agreed, through October 31, 2026, to waive a portion of the Fund’s supervisory and administrative fees, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro

Anu Dubey November 14, 2024 Page 12

rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to PIMCO Equity Series at least 30 days prior to the end of the then current term. In any month in which the investment advisory contract or supervision and administration agreement is in effect. PIMCO is entitled to reimbursement by the Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) within thirty-six months of the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

Example. The Example is intended to help you compare the cost of investing in Institutional Class or Class A shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the noted class of shares for the time periods indicated, and then hold or redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If you redeem your shares at the end of each period:

	1 Year	3 Years

Institutional Class	$15	$86

Class A	$608	$766

If you do not redeem your shares:

	1 Year	3 Years

Class A	$608	$766